SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Flexion Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33938J106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938J106		13G

1.	Names of Reporting Persons 5AM Ventures II, L.P. (“Ventures II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power
444,043 shares, except that 5AM Partners II, LLC (“Partners II”), the general partner of Ventures II, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
444,043 shares, except that Partners II may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,043 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 33938J106		13G

1.	Names of Reporting Persons 5AM Co-Investors II, L.P. (“Co-Investors II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power
17,520 shares, except that Partners II, the general partner of Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
17,520 shares, except that Partners II, the general partner of Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,520 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 33938J106		13G

1.	Names of Reporting Persons 5AM Partners II, LLC (“Partners II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II.  Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II.  Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 461,563 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33938J106		13G

1.	Names of Reporting Persons Dr. John Diekman (“Diekman”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

6.

Shared Voting Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II.  Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 Shares

8.

Shared Dispositive Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, a managing member of Partners II may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 461,563 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 33938J106		13G

1.	Names of Reporting Persons Andrew Schwab (“Schwab”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

6.

Shared Voting Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II.  Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Schwab, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 Shares

8.

Shared Dispositive Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners II may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 461,563 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 33938J106		13G

1.	Names of Reporting Persons Dr. Scott Rocklage (“Rocklage”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

6.

Shared Voting Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II.  Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 Shares

8.

Shared Dispositive Power
461,563 shares, of which 444,043 are owned directly by Ventures II and 17,520 are owned directly by Co-Investors II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners II may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 461,563 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 2.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: Flexion Therapeutics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 10 Mall Road, Suite 301 Burlington, Massachusetts 01803

Item 2(a).

Name of Person Filing:
5AM Ventures II, L.P. (“Ventures II”), a Delaware limited partnership, 5AM Co-Investors II, L.P. (“Co-Investors II”), a Delaware limited partnership, 5AM Partners II, LLC (“Partners II”), a Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage” and collectively with Ventures II, Co-Investors II, Partners II, Diekman and Schwab, “Reporting Persons”).

Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Ventures II and Co-Investors II.  Diekman, Schwab and Rocklage are the managing members of Partners II and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Ventures II and Co-Investors II.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address for each of the Reporting Persons is: c/o 5AM Ventures 2200 Sand Hill Road, Suite 110 Menlo Park, California 94025
Item 2(c).	Citizenship: Ventures II and Co-Investors II are Delaware limited partnerships. Partners II is a Delaware limited liability company. Diekman, Schwab and Rocklage are United States citizens.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 33938J106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2015, and percentage ownership is based on 21,539,396 shares of Common Stock outstanding as of November 2, 2015, as indicated in the Issuer’s Form 10-Q filed on January 26, 2016.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  11, 2016

5AM Ventures II, L.P.		5AM Co-Investors II, L.P.

By: 5AM Partners II, LLC		By:	5AM Partners II, LLC
	its General Partner		its General Partner

By:	/s/ Andrew Schwab	By:	/s/ Andrew Schwab
	Name: Andrew Schwab		Name: Andrew Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners II, LLC

By:	/s/ Andrew Schwab
Name: Andrew Schwab
Title: Managing Member

/s/ Dr. John Diekman		/s/ Andrew Schwab
	Dr. John Diekman		Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

EXHIBITS

A:            Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Flexion Therapeutics, Inc. is filed on behalf of each of us.

Dated:  February  11, 2016

5AM Ventures II, L.P.		5AM Co-Investors II, L.P.

By: 5AM Partners II, LLC		By:	5AM Partners II, LLC
	its General Partner		its General Partner

By:	/s/ Andrew Schwab	By:	/s/ Andrew Schwab
	Name: Andrew Schwab		Name: Andrew Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners II, LLC

By:	/s/ Andrew Schwab
Name: Andrew Schwab
Title: Managing Member

/s/ Dr. John Diekman		/s/ Andrew Schwab
	Dr. John Diekman		Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage